1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

November 20, 2015

Mr. Dominic Minore
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

Re:	RiverNorth Opportunities Fund, Inc. File Nos. 333-169317; 811-22472

Dear Mr. Minore:

We are writing in response to telephonic comments provided on November 17, 2015 and November 18, 2015 with respect to a registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on November 4, 2015 on behalf of RiverNorth Opportunities Fund, Inc. (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1. Please confirm that the responses previously filed on behalf of the Fund with respect to all previous Staff comments continue to be accurate.

Response 1. We confirm that responses previously provided continue to be accurate, except for Response 2(i) and (iv) and 7 of the November 26, 2013 letter, which are superseded by the responses in this letter.

Comment 2. In the table on the registration statement cover page, please clarify in a footnote that the overallotment shares are included.

Response 2.The disclosure has been revised accordingly.

Comment 3. In footnote 2 to the table on the front cover of the prospectus, please provide a cross reference to the prospectus section disclosing the amount and terms of the agreement.

Mr. Dominic Minore November 20, 2015 Page 2

Response 3. The disclosure has been revised accordingly.

Comment 4. Please include the language required by Item 1(d) of Form N-2 on the outside front cover.

Response 4. The disclosure has been revised accordingly.

Comment 5. Please clarify in the disclosure that all Underlying Funds will be funds registered under the Securities Act of 1933.

Response 5.The disclosure has been revised accordingly.

Comment 6. On the inside front cover, please clarify the investments that will be included in the 20% bucket.

Response 6. The disclosure has been revised to clarify that the 20% bucket will include ETNs, certain derivatives, such as options and swaps, cash and cash equivalents.

Comment 7. Under leverage, please revise the following sentence to include the word “instead” rather than “also”: “Based on market conditions at the time, the Fund may also use such leverage in amounts that represent less than 15% of the Fund’s Managed Assets.”

Response 7. The disclosure has been revised accordingly.

Comment 8. In the summary risk section, please include disclosure with respect to the layering of fees paid with respect to investments in the Underlying Funds and the potential additional layer of fees with respect to investments in Underlying Funds that invest in other funds.

Response 8. The disclosure has been revised accordingly.

Comment 9. With respect to investments in BDCs, please include disclosure to note that underlying funds with a positive performance may indirectly receive a performance fee from the Fund, even if the Fund’s overall returns are negative.

Response 9. The disclosure has been revised accordingly.

Comment 10. Under the section entitled Principal Investment Strategies, please clarify that the Underlying Funds included in the 30% limitation applicable to investments in “global equity” Underlying Funds may include Underlying Funds that invest a portion of their assets in emerging markets securities.

Mr. Dominic Minore November 20, 2015 Page 3

Response 10. The disclosure has been revised accordingly.

Comment 11. Please clarify that high yield bonds are also known as junk bonds.

Response 11. The disclosure has been revised accordingly.

Comment 12. Please clarify that investments in ETNs, cash and cash equivalents will not be counted towards the Fund’s 80% investment policy.

Response 12. We have clarified that investments in ETNs, certain derivatives, such as options and swaps, cash and cash equivalents will not be counted towards the Fund’s 80% policy.

Comment 13. Please confirm the statement that derivatives and other transactions will not cause the Fund to pay higher advisory or administration fee rates than it would pay in the absence of such transactions.

Response 13. We hereby confirm the statement. The advisory and administration fees are calculated based on Managed Assets, which means the total assets of the Fund, including assets attributable to leverage, minus liabilities (other than debt representing leverage and any preferred stock that may be outstanding).

Comment 14. Please revise the disclosure to clarify that there will be tax consequences to shareholders to the extent the Fund invests in BDCs that pay out a return of capital as a distribution.

Response 14. We have revised the disclosure accordingly.

Comment 15. Under the section entitled Special Distribution Program, please include a cross-reference to information that tells a shareholder how to opt out of the Dividend Reinvestment Plan.

Response 15. We have revised the disclosure accordingly.

Comment 16. Please revise the defined term “Quarterly Special Distribution Program” to “Contingent Quarterly Special Distribution Program.”

Response 16.We have revised the disclosure accordingly.

Mr. Dominic Minore November 20, 2015 Page 4

Comment 17. Please confirm whether distressed securities includes defaulted securities.

Response 17. We confirm that distressed securities includes defaulted securities and have revised the disclosure accordingly.

Comment 18. Please confirm that the Fund will not invest directly in REITs.

Response 18. We confirm that the Fund will not invest directly in REITs.

Comment 19. Please confirm what kind of collateral the Fund may accept as cover in securities lending transactions.

Response 19. The Fund will not engage in securities lending. The disclosure has been revised accordingly.

Comment 20. Please confirm that you will include in the red herring prospectus the number of shares on which the calculation of the fee table is based.

Response 20. The number of shares on which the calculation of the fee table is based will be included in the red herring prospectus.

Comment 21. In footnote 4 to the fee table, please clarify that the management fee in the table is based on Managed Assets, and therefore is a different number than when shown based on net assets.

Response 21. We have revised the disclosure accordingly.

Comment 22. Please clarify in footnote 5 to the fee table that interest payments on borrowed funds also includes the cost of issuing debt.

Response 22. We have revised the disclosure accordingly.

Comment 23. Please confirm that, to the extent applicable, Item 3, instruction 10(d), (f) and (g) of Form N-2 have been included. Please confirm that Acquired Fund Fees and Expenses do not include any expenses (i.e., performance fees) that are calculated solely upon the realization and/or distribution of gains, or the sum of the realization and/or distribution of gains and unrealized appreciation of assets distributed in-kind.

Mr. Dominic Minore November 20, 2015 Page 5

Response 23. We have revised the disclosure and confirm that the applicable disclosure required by Item 3, instruction 10(d), (f) and (g) of Form N-2 has been included.

Comment 24. Please clarify that acquired fund fees and expenses of the Underlying Funds are borne indirectly by the Fund.

Response 24. We have revised the disclosure accordingly.

Comment 25. Please clarify that the 10% limitation on investments in certain closed-end funds does not include BDCs.

Response 25. The disclosure has been revised to reflect that 10% limitation on investments in closed-end funds that have been in operation for less than one year does include BDCs.

Comment 26. Please clarify that Underlying Funds will not include funds that are advised or subadvised by the Adviser in addition to those advised or subadvised by RiverNorth.

Response 26. We have revised the disclosure accordingly.

Comment 27. Please confirm that any investments by the Fund that are subject to the 15% limitation on the notional amount of all total return swaps are included in the 20% bucket.

Response 27. We confirm that investments in total return swaps will be included in the 20% bucket.

Comment 28. The prospectus notes that “Assuming the use of leverage in the amount of 15% of the Fund’s Managed Assets and an annual interest/dividend rate on leverage of ________% payable on such leverage based on estimated market interest/dividend rates as of the date of this Prospectus, the additional income that the Fund must earn (net of estimated expenses related to leverage) in order to cover such interest/dividend payments is ________%.” Please confirm that the amounts to be included are based on the use of a credit facility (similar to the fee table).

Response 28. We confirm that the amounts included are based on the use of a credit facility (similar to the fee table).

Mr. Dominic Minore November 20, 2015 Page 6

Comment 29. Please include minus signs rather than parentheses to indicate negative numbers.

Response 29. The disclosure has been revised accordingly.

Comment 30. Please disclose whether the Fund has any policies relating to securities lending activities, including with respect to securities lending counterparties.

Response 30. The Fund will not engage in securities lending. The disclosure has been revised accordingly.

Comment 31. Please revise the disclosure to clarify that leverage costs borne by Fund include the specified “interest rate” rather than the “rate of return.”

Response 31. The disclosure has been revised accordingly.

Comment 32. Please confirm all disclosure with respect to Item 10 of Form N-2 have been disclosed in the Prospectus.

Response 32. We confirm that the disclosure required by Item 10 of Form N-2 has been included.

Comment 33. Please confirm that all arrangements with underwriters will be disclosed and filed as exhibits.

Response 33. We confirm that the amount of compensation paid to each underwriter will be included in the final prospectus and a form of Structuring Fee Agreement will be filed as an exhibit to the registration statement.

Comment 34. Please change the section entitled “Additional Compensation” to “Additional Underwriter Compensation.”

Response 34. The disclosure has been revised accordingly.

Comment 35. Please disclose that all additional payments to underwriters will be one-time fees.

Response 35. The disclosure has been revised accordingly.

Mr. Dominic Minore November 20, 2015 Page 7

Comment 36. Please confirm that the Dividend Reinvestment Plan applies to both dividends and Contingent Special Quarterly Distributions, if any.

Response 36. We confirm that the Dividend Reinvestment Plan applies to both dividends and Contingent Special Quarterly Distributions, if any.

Comment 37. Please confirm that no underwriters are affiliates of the Fund.

Response 37. We confirm that no underwriters are affiliates of the Fund, however, ALPS Portfolio Solutions Distributor will be involved in wholesaling the Fund. Disclosure to this effect has been added in the section entitled “Underwriters.”

Comment 38. In the SAI section entitled Investment Restrictions, please revise the disclosure to clarify what is meant by “except as permitted under the 1940 Act” with respect to the applicable restrictions.

Response 38. The disclosure has been revised accordingly.

Comment 39. Please clarify the concentration restriction to include a group of industries.

Response 39. The disclosure has been revised accordingly.

Comment 40. Please disclose that, to the extent the Fund is aware of an investment held by an Underlying Fund, the Fund will consider such investment in determining compliance with the concentration investment restrictions.

Response 40. The Fund appreciates that Staff’s comment, but does not intend to consider the holdings of the Underlying Funds when determining compliance with its fundamental policy not to concentrate. The Fund notes that is has disclosure in its SAI which states that the Fund’s investment policies and restrictions do not apply to the activities of Underlying Funds.

Further, adding disclosure to the Fund’s SAI to the effect that the Fund would “consider” the concentration limits of the Underlying Funds when determining compliance with the Fund’s concentration policy leaves too open-ended the scope and nature of obligation that the Fund would be agreeing to undertake. Such an undertaking would also create practical issues as to the Fund’s ability to comply with such an obligation, as passive investors in the Investment Funds managed by unaffiliated parties.

Mr. Dominic Minore November 20, 2015 Page 8

Finally, we are not aware of any provision of the 1940 Act or any regulation or formal Commission position thereunder that requires an investment company to look through its investments to apply concentration limits to securities which may be owned by such investments

Comment 41. Please clarify by whom the portfolio manager compensation is paid. Please also clarify what is meant by “mandatory notional investments” in this section.

Response 41. Portfolio manager compensation is paid by the Sub-Adviser. We have revised the disclosure to include this information. The reference to “mandatory notional investments” has been revised to reflect “mandatory investments.” This language refers to incentive fees that remain in certain managed products.

Comment 42. Please clarify whether John Carter and Thomas Carter are related.

Response 42. We confirm that John Carter and Thomas Carter are not related.

Comment 43. On the signature page, please include a signature by the Chief Accounting Officer of the Fund.

Response 43. We have revised the signature page accordingly.

Comment 44. Please confirm that all of the Underlying Funds (including the CEFs, ETFs and BDCs) in which the Fund will invest will be funds registered under the Securities Act of 1933. Please state whether there are any Underlying Funds in which the Fund may invest that are limited to investments by accredited investors only.

Response 44. The Fund currently intends to invest only in funds registered under the Securities Act of 1933 that are available for purchase by retail investors.

Comment 45. Please list every type of security or investment that may be included in the Fund’s 20% bucket. Please state whether there are any limitations with respect to this 20% bucket and confirm the 20% bucket is limited to funds registered under the Securities Act of 1933.

Response 45. The Fund’s 20% bucket will be limited to investments in ETNs, certain derivatives, such as options and swaps, cash and cash equivalents. As noted in our response to Comment 5 above, the disclosure has been revised to note that the Fund will only invest in Underlying Funds registered under the Securities Act of 1933.

Mr. Dominic Minore November 20, 2015 Page 9

Comment 46. Please state whether the Fund will invest in Underlying Funds that invest in marketplace lending investments or other similar types of investments.

Response 46. The Fund may invest in Underlying Funds that invest in these types of investments only to the extent that such Underlying Funds are registered under the Securities Act of 1933 and are available for purchase by retail investors.

Comment 47. Please confirm that the Fund will not invest directly in the following types of investments: (i) loans to consumers, small- and mid-sized companies and other borrowers, including borrowers of student and real estate and mortgage loans, originated through online platforms (or an affiliate) that provide a marketplace for lending (“Marketplace Loans”) through purchases of whole loans (either individually or in aggregations); (ii) notes or other pass-through obligations issued by a marketplace lending platform (or an affiliate) representing the right to receive the principal and interest payments on a Marketplace Loan (or fractional portions thereof) originated through the platform; (iii) asset-backed securities representing ownership in a pool of Marketplace Loans; (iv) private investment funds that purchase Marketplace Loans, (v) equity interests in a marketplace lending platform (or an affiliate); or (vi) loans, credit lines or other extensions of credit to a marketplace lending platform (or an affiliate).

Response 47.We hereby confirm that the Fund will not invest directly in these types of investments.

Comment 48. Please include an auditor consent with the next pre-effective amendment filing.

Response 48. We acknowledge your comment.

Comment 49. Please file the advisory agreements as exhibits, when available.

Response 49. We acknowledge your comment.

Comment 50. Please include the auditor’s report, when available.

Response 50. We acknowledge your comment.

Comment 51. Please provide an undertaking to update the fee table if the Fund determines that the $200 million raise is unlikely.

Response 51. We have revised the fee table to reflect a $150 million raise based on more recent information.

Mr. Dominic Minore November 20, 2015 Page 10

Comment 52. Please clarify whether the Fund will pay all offering expenses and be reimbursed by the Adviser and Sub-Adviser for expenses above $0.04 per Common Share.

Response 52. We confirm that the Fund will not pay all offering expenses. The Fund will pay offering expenses only up to $0.04 per share and the Adviser and Sub-Adviser will directly pay any expenses that exceed $0.04 per share.

Comment 53. Please confirm that the cover page of the prospectus will contain all of the information through the date of the prospectus.

Response 53. We hereby confirm that the cover page of the prospectus will contain all of the information through the date of the prospectus.

Comment 54. In the fee table, please add the words “as a” before the word “percentage” in all locations.

Response 54. The disclosure has been revised accordingly.

Comment 55. If the Fund will write or sell derivatives, please consider including enhanced risk disclosure.

Response 55. The disclosure has been revised accordingly.

Comment 56. Please also include the disclosure noted in Comment 14 in the prospectus summary and main body of the prospectus.

Response 56. The disclosure has been revised accordingly.

Comment 57. Please clarify the services to be provided by ALPS Portfolio Solutions Distributor. To the extent ALPS Portfolio Solutions Distributor will provide market making activities, please note that market making transactions must be registered.

Response 57. ALPS Portfolio Solutions Distributor, Inc. will only provide distribution assistance prior to the Fund’s initial public offering. ALPS Portfolio Solutions Distributor, Inc. will not provide any market making activities following the initial public offering.

*   *   *

Mr. Dominic Minore November 20, 2015 Page 11

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/Allison M. Fumai

Allison M. Fumai